FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE EXTRAORDINARY GENERAL MEETING

HELD ON DECEMBER 30, 2019

1            DATE, TIME AND PLACE: December 30, 2019, at 10 a.m., at the offices of Companhia Brasileira de Distribuição (“Company”), located in the City and State of São Paulo, at Avenida Brigadeiro Luís Antônio, No. 3142, Zip Code 01401-001.

2            CALL: Call notice duly published in the Official Gazette of the State of São Paulo on editions of 11/29/2019, 11/30/2019 and 12/03/2019, pages 21, 7 and 8, respectively, and in the newspaper Folha de S. Paulo on editions of 11/29/2019, 11/30/2019 and 12/02/2019, pages A23, A34 and A24, respectively.

3            QUORUM: Shareholders representing 99.94% of the common shares and 34.89% of the preferred shares, according to the signatures on the respective Shareholders Attendance Book, thus demonstrated compliance with the legal quorum for the meeting.

4            MEETING BOARD: President: Isabela Maria Cadenassi Batista; and Secretary: Daniela Aranha de Araujo.

5            AGENDA: To decide on (i) the reelection of the current members of the Board of Directors of the Company; (ii) the migration of the Company to a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”), named Novo Mercado; (iii) as a requirement to the migration, the conversion of all preferred shares issued by the Company into common shares, in the proportion of one (1) common share for one (1) preferred share; (iv) subject to the approval of the former items, global reform of the By-Laws of the Company to adjust it to the requirements of B3´s Novo Mercado and to incorporate the adjustments detailed in the management proposal and consolidation of the By-Laws, which validity is conditioned to the approval of the migration of the Company to Novo Mercado by B3; (v) subject to the approval of the former items, the amendment to the Stock Option Plan and to the Equity Compensation Plan of the Company, which validity is conditioned to the approval of the migration of the Company to Novo Mercado by B3; and (vi) the approval of additional annual global remuneration of the management.

6            RESOLUTIONS: Initially, the Secretary has informed the attendants that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in written to the presiding board, pursuant to Article 130, paragraph first, item “a”, of Law No. 6,404/1976 (“Corporations Law”). Following, it was resolved unanimously by the attending shareholders that: (i) the reading of the Call Notice and of the Management’s Proposal for this Meeting is dismissed in view of its wide dissemination; and (ii) the minutes for this Meeting will be drafted in summary form, pursuant to Article 130, paragraph first, of the Corporations Law. Then, the map containing the remote voting instructions was presented for the knowledge of the attending persons and copies of such map were made available for consultation during the meeting. As follows, the meeting approved:

6.1.     By unanimity of the attending shareholders that hold shares with voting rights (representing 99,619,229 common shares), it was approved the reelection of the current members of the Board of Director of the Company for a term until the Annual General Shareholders Meeting of the Company which will approve the financial statements related to the fiscal year ended on December 21, 2021: Mrs. (i) Jean-Charles Henri Naouri, French, married, business manager, bearer of the Passport of the Republic of France nº 13AV67405, resident and domiciled at 1, Esplanade de France – 42000 Saint-Etienne, France, for the position of President of the Board of Directors, represented, for purposes of Article 146, § 2º of the Corporations Law, by Luis Antonio Semeghini de Souza, Brazilian citizen, married, lawyer, holder of identity document (RG) No. 10.356.135-3 SSP/SP, registered at CPF/ME under No. 082.449.598-51 and enrolled with OAB/SP under No. 95.993 and Tereza Marcondes Cidade, Brazilian citizen, married, lawyer, holder of identity document (RG) No. 35.030.156-6 SSP/SP, registered at CPF/ME under No. 213.054.518-13 and enrolled with OAB/SP under No. 234.115, both domiciled in the city of Sao Paulo, State of Sao Paulo, at Av. Brigadeiro Faria Lima, nº 3355, 16th floor, Itaim Bibi, CEP: 04538-133; (ii) Arnaud Daniel Charles Walter Joachim Strasser, French, married, business manager, bearer of the Passport of the Republic of France nº 18AF37689, enrolled with CPF/ME under nº 234.109.258-64, resident and domiciled at 1, Esplanade de France –42000 Saint-Etienne, for the position of Co-Vice-President of the Board of Directors, represented, for purposes of Article 146, § 2º of the Corporations Law, by Luis Antonio Semeghini de Souza and Tereza Marcondes Cidade, both above qualified; (iii) Ronaldo Iabrudi dos Santos Pereira, Brazilian, married, psychologist, bearer of the Identity Card MG-238.631 SSP/MG, enrolled with CPF/ME under nº 223.184.456-72, resident and domiciled at the capital of the State of São Paulo, with professional address at Avenida Brigadeiro Luís Antonio, 3142, Jardim Paulista, CEP 01402-000, for the position of Co-Vice-President of the Board of Directors; (iv) Franck-Philippe Georgin, French, married, business manager, bearer of the Passport of the Republic of France nº 12CE86017, with commercial address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07, represented, for purposes of Article 146, § 2º of the Corporations Law, by Luis Antonio Semeghini de Souza and Tereza Marcondes Cidade, both above qualified; (v) Hervé Daudin, French, married, business manager, bearer of the Passport of the Republic of France nº 16AC39263, with commercial address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07, represented, for purposes of Article 146, § 2º of the Corporations Law, by Luis Antonio Semeghini de Souza and Tereza Marcondes Cidade, both above qualified; (vi) Philippe Alarcon, French, married, business manager, bearer of the Passport of the Republic of France nº 18FV13172, with commercial address at 148, rue de l’Université, CS 70638, 75345, Paris Cedex 07, represented, for purposes of Article 146, § 2º of the Corporations Law, by Luis Antonio Semeghini de Souza and Tereza Marcondes Cidade, both above qualified; (vii) Luiz Augusto de Castro Neves, Brazilian, married, retired diplomat, bearer of the Identity Card nº 02.107.138-6 DETRAN/RJ, enrolled with CPF/ME under nº sob nº 046.432.327-49, resident in the City of Rio de Janeiro, State of Rio de Janeiro, with commercial address in the same city at Rua Candelária, nº 9, CEP 20091-020; (viii) Eleazar de Carvalho Filho, Brazilian, married, economist, bearer of the Identity Card nº 11.620.489 SSP/SP, enrolled with CPF/ME under nº 382.478.107-78, resident and domiciled in São Paulo, State of São Paulo, at Rua Artur Ramos, nº 339, Torre 3, apartamento 301, CEP 01454-010; e (ix) Luiz Nelson Guedes de Carvalho, Brazilian, married, economist, bearer of the Identity Card nº 3.561.055-4 SSP/SP, enrolled with CPF/ME under nº 027.891.838-72, resident and domiciled in São Paulo, State of São Paulo, with commercial address at Av. Prof. Luciano Gualberto, 908 –Edifício FEA3, Cidade Universitária (USP) –São Paulo –SP, CEP 05508-010, all to the position of members of the Board of Directors.

All the Board members were elected by indication of the controlling shareholder. Mr. Eleazar de Carvalho Filho, Mr. Luiz Augusto de Castro Neves and Luiz Nelson Guedes de Carvalho are nominated as independent members of the Board of Directors. The reelected Board members have stated, under the penalty of the law, that they have not committed any crimes which impede them to exercise commercial activities having knowledge of Article 147 of the Corporations Law. The members of the Board of Directors will assume its position with the signature of the Investiture Term drawn in the proper book.

6.2.     By unanimity of the attending shareholders that hold shares with voting rights (representing 99,619,229 common shares), it was approved the migration of the Company to the special listing segment of B3 named Novo Mercado.

6.3.     By unanimity of the attending shareholders that hold shares with voting rights (representing 99,619,229 common shares), as a condition to the migration, it was approved the conversion of all preferred shares issued by the Company into common shares, in the proportion of one (1) common share for one (1) preferred share.

6.4.     By unanimity of the attending shareholders that hold shares with voting rights (representing 99,619,229 common shares), it was approved the global reform of the By-Laws of the Company to adjust it to the requirements of the Novo Mercado and to incorporate the adjustments detailed in the Management Proposal and consolidation of the By-Laws pursuant to Annex I hereto, with its effectiveness conditioned in accordance with item 7, with dismissal of its publication.

6.5.     By unanimity of the attending shareholders that hold shares with voting rights (representing 99,619,229 common shares), it was approved the amendment to the Stock Option Plan and to the Equity Compensation Plan of the Company, pursuant to the adjustments described in the Management Proposal. Accordingly, the Company’s Stock Option Plan and Equity Compensation Plan are hereby amended and restated in accordance with Annex II and Annex III attached hereto, respectively.

6.6.     By unanimity of the attending shareholders that hold shares with voting rights (representing 99,619,229 common shares), it was approved the annual global remuneration to the management in the complementary amount of R$ 25,212,770.14 to the global remuneration approved in the Annual and Extraordinary General Meeting held on April 25, 2019 for the fiscal year of 2019. In this sense, the annual global remuneration of the management for the fiscal year of 2019, giving effect to the complementary value, sums R$ 110,002,750.11.

7     EFFECTIVENESS OF THE RESOLUTIONS: In accordance with the first paragraph of article 136 of the Corporations Law, the effectiveness of the resolutions contained in item 6.3 (conversion of preferred shares into common shares), is subject to ratification by the holders of preferred shares in the Special Meeting which will occur on this date at 3 p.m. Also, if the resolution contained in item 6.3. is ratified in the Special Meeting, the resolutions contained in items 6.3 (conversion of preferred shares into common shares, in the proportion 1:1), 6.4 (reformulation of the Bylaws) and 6.5 (amendment to the Stock Option Plan and to the Equity Compensation Plan of the Company) will only become effective on the date on which the Company migrates to the listing segment Novo Mercado of B3.

8     DOCUMENTS FILED: (i) Call Notice; (ii) Management Proposal; and (iii) the consolidated map containing the remote voting instructions.

9     ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the shareholders present.

10  CERTIFICATE: This is a true copy of the original drawn up in the Book of Minutes of the General Meetings of the Company, pursuant to Article 130, third paragraph, of the Corporations Law.

11  SIGNATURES: Meeting Board: President – Isabela Maria Cadenassi Batista; Secretary - Daniela Aranha de Araújo. Attending shareholders: Wilkes Participações S.A. and Segisor S.A. (represented by Luis Antonio Semeghini de Souza by power of attorney); Stichting Juridisch Eigenaar Actiam Beleggingsfondsen e The New Zealand Guardian Trust Company Limited na condição de trustee do BNZ Wholesale Int - Brazil Equities (Index) Fund (having as custodian entity Banco BNP Paribas Brasil S.A.); Stichting Pensioenfonds PGB, Blackwell Partners LLC e Nushares ESG Em Mkts Eq ETF - TRI (having as custodian entity Itau Unibanco S.A.); Best Investment Corporation, HSBC Global Investment Funds - Economic Scale Gem Equity e HSBC Global Investment Funds – Brazil Equity (having as custodian entity Banco Bradesco S.A.) (represented by Ricardo José Martins Gimenez by power of attorney); Sergio Feijão Filho; and the following shareholders who presented remote voting instructions: Aberdeen Investment Funds UK ICVC II - Aberdeen Em; Abu Dhabi Retirement Pensions And Benefits Fund; Advanced Series Trust - AST Parametric EME Portfolio; Adviser Managed Trust - Tactical Offensive Equity Fund; Alaska Permanent Fund; Alliancebernstein Delaware Business Trust - A I All-C P S; Allianz GL Investors Gmbh On Behalf Of Allianzgi-Fonds Dspt; Allianz Global Investors Fund - Allianz Best Style; Amago LB Master Fia; Amergen Clinton Nuclear Power Plant Nonqualified Fund; American Airlines Inc., Master Fixed Benefit Pension Trust; American Heart Association, Inc.; Aqr Emerging Equities Fund Lp; AQR UCITS Funds; Arizona Psprs Trust; Ascension Alpha Fund, Llc; Bellsouth Corporation Rfa Veba Trust; Beresford Funds Public Limited Company; Blackrock A. M. S. Ag On B. Of I. E. M. E. I. F. (Ch); Blackrock Asset Manag Ir Lt I Its Cap A M F T Bkr I S Fd; Blackrock CDN MSCI Emerging Markets Index Fund; Blackrock Dynamic High Income Portfolio Of Blackrock F II; Blackrock Emerging Markets Equity Strategies Fund Of B Funds; Blackrock Emerging Markets Fund, Inc.; Blackrock Global Funds; Blackrock Global Funds World Agriculture; Blackrock Global Index Funds; Blackrock Institutional Equity Funds - Emerging Markets; Blackrock Institutional Trust Company NA; Blackrock Latin America Fund Inc; Blackrock Latin American Investment Trust PLC; Blackrock Life Limited - Dc Overseas Equity Fund; Blackrock Multi-Asset Income Portfolio Of Blackrock Funds II; Blackrock Strategic Funds - Blackrock E M Absolute Return F; Blackrock Strategic Funds - Blackrock Emerging Markets E S F; BMO MSCI Emerging Markets Index ETF; BNY Mellon Funds Trust - BNY Mellon Emerging Markets Fund; BNYM Mellon CF SL Emerging Markets Stock Index Fund; Boston Partners Emerging Markets Fund; Boston Partners Emerging Markets Long/Short Fund; Brandes Canada Emerging Markets Equity Unit Trust; Brandes Emerging Markets Value Fund; Brandes Global Opportunities Fund; Brandes Institutional Equity Trust; Brandes Investment Funds P L Company / Brandes E M V Fund; Brandes Investment Partners, LP 401(K) Plan; Brandes Investment Trust - Brandes Ins Emerging Markets Fund; Bridgewater Optimal Portfolio II, Ltd.; Bridgewater Optimal Portfolio Trading Company, Ltd; Bridgewater Optimal Portfolio@12% Trading Company; Bridgewater Pure Alpha Sterling Fund, Ltd.; Bridgewater Pure Alpha Trading Company Ii, Ltd.; Bridgewater Pure Alpha Trading Company Ltd.; British Coal Staff Superannuation Scheme; British Columbia Investment Management Corporation; Bureau Of Labor Funds - Labor Insurance Fund; Bureau Of Labor Funds - Labor Pension Fund; Bureau Of Labor Funds - Labor Retirement Fund; Cadence Global Equity Fund L.P.; Caisse De Depot Et Placement Du Quebec; California Public Employees Retirement System; California State Teachers Retirement System; Calvert Emerging Markets Advancement Fund; Canada Post Corporation Registered Pension Plan; Catholic United Investment Trust; Causeway Emerging Markets Fund; Causeway Emerging Markets Group Trust; Causeway Funds PLC; Causeway International Opportunities Fund; Causeway International Opportunities Group Trust; CDN ACWI Alpha Tilts Fund; Central Provident Fund Board; Challenge Funds; Chang HWA Co Bank, Ltd In Its capacity As M Cust Of N B Fund; Chang HWA Com Bk Ltd In Its Cap As M Cust Of P Lat A EQ FD; Chevron Master Pension Trust; Chevron Uk Pension Plan; CIBC Emerging Markets Index Fund; CIBC Latin American Fund; Citi Retirement Savings Plan; Cititrust Lim As Tr Of Black Premier Fds - Ish Wor Equ Ind Fd; City Of New York Deferred Compensation Plan; City Of New York Group Trust; City Of Philadelphia Pub Employees Ret System; CMLA International Share Fund; College Retirement Equities Fund; Colonial First State Investment Fund 10; Columbia EM Core Ex-China ETF; Columbia Emerging Markets Consumer ETF; Columbia Emerging Markets Fund; Columbia Variable Portfolio - Emerging Markets Fund; Commonfund Strategic Direct Series LLC - Cf Tt In; Commonwealth Bank Group Super; Commonwealth Emerging Markets Fund 6; Commonwealth Global Share Fund 22; Commonwealth Global Share Fund 23; Commonwealth Superannuation Corporation; Connecticut General Life Insurance Company; Construction Building Unions Super Fund; Consulting Group Capital MKTS Funds Emer Markets Equity Fund; County Employees Annuity And Benefit Fd Of The Cook County; DB Advisors Emerging Markets Equities – Passive; Desjardins Emerging Markets Multifactor - Controlled Volatil; Deutsche Asset Management S.A. For Arero - Der Wel; Deutsche X-Trackers MSCI All World Ex Us Hedged Equity ETF; DFC Emerging Markets Equity Fund; Dimensional Emerging MKTS Value Fund; Dreyfus Opportunity Funds - Dreyfus Strategic Beta E M E F; Dupont Capital Emerging Markets Fund; Dupont Pension Trust; DWS I. Gmbh For Deam-Fonds Kg-Pensionen; Eaton Vance Collective Investment Tfe Ben Plans Em Mq Equ Fund; Eaton Vance Int (Ir) F Plc-Eaton V Int (Ir) Par Em Mkt Fund; Elements Emerging Markets Portfolio; Emer MKTS Core Eq Port DFA Invest Dimens Grou; Emerging Markets Alpha Tilts Fund; Emerging Markets Alpha Tilts Fund B; Emerging Markets Equity

Esg Screened Fund B; Emerging Markets Equity Index Esg Screened Fund B; Emerging Markets Equity Index Master Fund; Emerging Markets Index Non-Lendable Fund; Emerging Markets Index Non-Lendable Fund B; Emerging Markets Opportunities Lr Fund; Emerging Markets Stock Common Trust Fund; Employees Retirement Fund Of The City Of Dallas; European Central Bank; EVTC Cit Fof Ebp-Evtc Parametric Sem Core Equity Fund Tr; Exelon Generation Comp, Llc Tax Qualified Nuclear Decomm Par; Fideicomiso Fae; Fidelity Concord Street Trust: Fidelity Zero Int. Index Fund; Fidelity Investment Funds Fidelity Index Emerg Markets Fund; Fidelity Rutland Square Trust Ii: Strategic A E M Fund; Fidelity Salem Street T: Fidelity E M Index Fund; Fidelity Salem Street T: Fidelity G Ex U.S Index Fund; Fidelity Salem Street T: Fidelity Total Inte Index; Fund Fidelity Salem Street Trust: Fidelity Flex International Ind; Fidelity Salem Street Trust: Fidelity International Sustaina; Fidelity Salem Street Trust: Fidelity Sai Emerging M I Fund; Fidelity Salem Street Trust: Fidelity Series G Ex Us I Fd; Fis Group Collective Investment Trust; Flexshares Morningstar Emerging Markets Factor Tilt Index F; Ford Motor Company Of Canada, L Pension Trust; Forsta Ap-Fonden; Franklin Libertyshares Icav; Franklin Templeton ETF Trust - Franklin FTSE Brazi; Franklin Templeton ETF Trust - Franklin FTSE Latin; Franklin Templeton Investment Funds; FTSE Rafi Emerging Index Non-Lendable Fund; Future Fund Board Of Guardians; Gam Multistock; Gam Star Fund Plc; General Electric Pension Trust; General Organisation For Social Insurance; Givi Global Equity Fund; Global Alpha Tilts Fund B; Global Emerging Markets Balance Portfolio; Global Ex-Us Alpha Tilts Fund; Global Macro Capital Opportunities Portfolio; Global Trust Comp FBO Aqr Collec Inv Trust-Aqr E E C I Fund; GMO Tax-M. B - F. Free, A S. Of GMO M. P. (Onshore), L.P.; Goldman Sachs ETF Icav Acting Solely On Behalf Of; Goldman Sachs ETF Trust - Goldman S Activebeta E M E ETF; Goldman Sachs Funds II - Goldman Sachs GMS Emerging Markets; Goldman Sachs Trust II- Goldman Sachs Multi-Manager G E Fund; Government Employees Superannuation Board; Guidestone Funds Emerging Markets Equity Fund; Halliburton Co Employee Benefit Master Trust; HSBC Emerging Markets Pooled Fund; IBM 401 (K) Plus Plan; IN BK For Rec And Dev, As Tr Ft St Ret Plan And Tr/Rsbp An Tr; Integra Emerging Markets Equity Fund; International Expatriate Benefit Master Trust; International Monetary Fund; Invesco Emerging Markets Revenue ETF; Invesco MSCI Emerging Markets Equal Country Weight ETF; Invesco Purebetasm Ftse Emerging Markets ETF; Investeringsforeningen Sparinvest Index Emerging Markets; Investeringsforeningen Sparinvest Value Emerging Markets; Investors Wholesale Emerging Markets Equities Trust; Irish Life Assurance Plc; Ishares (De) I Investmentaktiengesellschaft Mit Tg; Ishares Core MSCI Emerging Markets ETF; Ishares Core MSCI Total International Stock ETF; Ishares Emerging Markets Fundamental Index ETF; Ishares Emerging Markets Imi Equity Index Fund; Ishares ESG MSCI Em ETF; Ishares II Public Limited Company; Ishares III Public Limited Company; Ishares IV Public Limited Company; Ishares MSCI Acwi ETF; Ishares MSCI Acwi Ex U.S. ETF; Ishares MSCI Brazil ETF; Ishares MSCI Bric ETF; Ishares MSCI Emerging Markets ETF; Ishares MSCI Emerging Markets Ex China ETF; Ishares Public Limited Company; Ishares V Public Limited Company; Itau Funds - Latin America Equity Fund; Ivesco Ftse Rafi Emerging Markets ETF; Jana Emerging Markets Share Trust; Japan Tr Serv Bk Ltd Re Rtb Dws Bric Ext Plus Mother; Japan Trustee Services B, Ltd. Re: Rb Em Small-Mid Cap Eq Fd; Japan Trustee Services Bank, Ltd. Re: Stb Daiwa E E F I M F; Japan Trustee Services Bank, Ltd. Stb Brazil Stock Mother Fu; Japan Trustee Services Bk, Ltd. Re: Rtb Nikko Bea Mother Fd; JNL Multi-Manager Alternative Fund; JNL/Mellon Emerging Markets Index Fund; John Hancock Funds II International Strategic Equity Allocat; John Hancock Funds II Strategic Equity Allocation Fund; John Hancock Variable Ins Trust Intern Equity Index Trust; JP Morgan Bank (Ireland)

Plc As Trustee Of Blackrock Ucits F; JP Morgan Brazil Investment Trust Plc; JP Morgan Diversified Return Emerging Markets Equity ETF; JP Morgan Funds; JP Morgan Funds Latin America Equity Fund; K Investments SH Limited; Kaiser Foundation Health Plan, Inc. Retiree Health; Kaiser Foundation Hospitals; Kaiser Permanente Group Trust; Kapitalforeningen Investin Pro, Global Equities I; Kapitalforeningen Laegernes Pensionsinvestering, Lpi Aem III; Kieger Fund I - Kieger Global Equity Fund; Kraneshares MSCI Emerging Markets Ex China Index E; Laerernes Pension Forsikringsaktieselskab; Legal Gen Future Wrd Climate Change Eqty Factors Ind Fund; Legal General Collective Investment Trust; Legal General Global Emerging Markets Index Fund; Legal General Global Equity Index Fund; Legal General Icav; Legal General International Index Trust; Legal General Scientific Beta Emerging Markets Fund, Llc; Legal And General Assurance Pensions Mng Ltd; Legal And General Assurance Society Limited; Legg Mason Global Funds Plc; LGPS Central All World Equity Climate Multi Factor; LGT Select Funds - Lgt Select Equity Emerging Markets; LMCG Collective Trust; Lockheed Martin Corp Master Retirement Trust; Los Angeles County Employees Ret Association; Luminus Fundo De Investimento De Ações; LVIP Blackrock Advantage Allocation Fund; LVIP SSGA Emerging Markets Equity Index Fund; Managed Pension Funds Limited; Maryland State Retirement And Pension System; Mercer Qif Fund Plc; Mercer Ucits Common Contractual Fund; Merrill Lynch Investment Managers Limited; Metallrente Fonds Portfolio; MFS Blended Research Emerging Markets Equity Fund; MFS Heritage Trust Company Collective Investment Trust; MFS International New Discovery Fund; MFS Investment Funds - Blended Research Emerging; MFS Meridian Funds - Latin American Equity Fund; Mineworkers Pension Scheme; Ministry Of Economy And Finance; Morgan Stanley Investment Funds Global Balanced Defensive Fu; Morgan Stanley Investment Funds Global Balanced Fund; Morgan Stanley Investment Funds Multi-Asset Risk Control Fun; MSCI Acwi Ex-U.S. Imi Index Fund B2; Municipal E Annuity A B Fund Of Chicago; Nat West Bk Plc As Tr Of St James Pl Gl Equity Unit Trust; National Council For Social Security Fund; National Pension Insurance Fund; Navarro 1 Fund Llc; NEI Northwest Emerging Markets Fund; New Church Investment Fund; New South Walles Tr Corp As Tr For The Tc Emer Mkt Shar Fund; New York State Teachers Retirement System; New Zealand Superannuation Fund; NFS Limited; Norges Bank; Northern Emerging Markets Equity Index Fund; Northern Trust Collective All Country World I (Acwi) E-U F-L; Northern Trust Collective Emerging Markets Index Fund-Lend; Northern Trust Investiment Funds Plc; Northern Trust Lux Man Comp Sa In R Of Sch Int S R F Fcp-Sif; Northern Trust Luxembourg Mgmt Co Sa On Behalf Of Univest; Northern Trust Ucits Fgr Fund; NTGI Qm Common Daily All Count World Exus Equ Index Fd Lend; NTGI Quantitative Management Collec Funds Trust; NTGI-Qm Common Dac World Ex-Us Investable Mif – Lending; NTGI-Qm Common Daily Emerging Markets Equity I F- Non L; Ohio Police And Fire Pension Fund; Onepath Global Emerging Markets Shares(Unhedged) Index Pool; Oppenheimer Global Esg Revenue ETF; Pace Int Emerg Mark Equity Investments; Panagora Diversified Risk Multi-Asset Fund, Ltd; Panagora Risk Parity Multi Asset Master Fund, Ltd; Parametric Emerging Markets Fund; Parametric Tax-Managed Emerging Markets Fund; Parametric Tmemc Fund, Lp; Pensioenfonds Werk En (Re)Intergratie; People S Bank Of China; PFM Multi-Manager Series Trust - Pfm Multi-Manager; Philadelphia Gas Works Pension Plan; Pictet - Emerging Markets Index; Pictet Ch Institucional-Emerging Markets Tracker; Pictet Global Selection Fund - G G M Fund; Pimco Equity Series: Pimco Rae Emerging Markets Fund; Pimco Funds Global Investors Series Plc; Pimco Rae Emerging Markets Fund Llc; Pool Reinsurance Company Limited; Powershares Ftse Rafi Emerging Markets Ucits ETF; Public Employees Pension Plan; Public Employees Retirement Association Of New Mex; Public Employees

Retirement System Of Ohio; Public Sector Pension Investment Board; QS Investors DBI Global Emerging Markets Equity Fund Lp; Qsuper; Regime De Retraite D Hydro-Quebec; Retirement Income Plan Of Saudi Arabian Oil Company; Robeco Capital Growth Funds; Russel Emerging Markets Equity Pool; Russell Investment Company Emerging Markets Fund; Russell Investment Company Public Limited Company; Russell Investment Management Ltd As Trustee Of The Russell; Russell TR Company Commingled E. B. F. T. R. L. D. I. S.; SAS Trustee Corporation Pooled Fund; SBC Master Pension Trust; Schlumberger Group Trust Agreement; Schroder International Selection Fund; Schwab Emerging Markets Equity ETF; Schwab Fundamental Emerging Markets Large Company Index ETF; Schwab Fundamental Emerging Markets Large Company Index Fund; Scotia Private Emerging Markets Pool; Scottish Widows Investment Solutions Funds Icvc- Fundamental; SCRI Robeco Qi Inst Emerg Mkts Enhanced Ind Equities Fund; SCRI-Robeco Qi Cust Emerg Markets Enhanced Index Equit Fund; Sei Institutional Investments Trust- Emerging Markets E Fund; Skagen Kon-Tiki Verdipapirfond; Southern Cal Ed C N F Q C Dc Mt S On P Vd N G; Spartan Group Trust For Emplyee Benefit Plans: Spartan Emerg; SPDR Msci Emerging Markets Fossil Fuel Free Etf; SPDR Msci Emerging Markets Strategicfactors ETF; SPDR Sp Emerging Markets Fund; SSGA MSCI Acwi Ex-Usa Index Non-Lending Daily Trust; SSGA MSCI Brazil Index Non-Lending Qp Common Trust Fund; SSGA SPDR Etfs Europe I Plc; ST LT Dep Scottish Widows Trks Emg Mkt Fun; ST STR Russell Rafi Global Ex-U.S Index Non Len Common Tr F; ST STR Msci Acwi Ex Usa Imi Screened Non-Lending Comm Tr Fd; Stanlib Funds Limited; State Of Alaska Retirement And Benefits Plans; State Of Connecticut Acting T. Its Treasurer; State Of Minnesota State Employees Ret Plan; State Of New Jersey Common Pension Fund D; State Of New Mexico State Inv. Council; State Of Wyoming; State St Gl Adv Trust Company Inv Ff Tax Ex Ret Plans; State Street Emerging Markets Equity Index Fund; State Street Global A Lux Sicav - Ss Em Sri Enhanced E F; State Street Global Advisors Lux Sicav - S S G E M I E Fund; State Street Global Equity Ex-Us Index Portfolio; State Street Ireland Unit Trust; State University Retirement System; Stiching Pensioenfonds Voor Huisartsen; Stichting Bedrijfstakpensioenfonds V H Beroepsvervoer O D We; Stichting Depositary Apg Emerging Markets Equity Pool; Stichting Pensioenfonds Uwv; Stichting Pensioenfonds Van De Abn Amro BK NV ;Stichting Pggm Depositary; Stichting Philips Pensioenfonds; Storebrand Sicav; Sunamerica Series Trust Sa Emerging Markets Equity; Sunsuper Superannuation Fund; Superannuation Funds Management Corporation Of S Australia; Symmetry Panoramic Global Equity Fund; Symmetry Panoramic International Equity Fund; T C S B Ltd. As Trustee For World Low V S-M E F; Teacher Retirement System Of Texas; Teachers Retirement System Of Oklahoma; Teachers Retirement System Of The State Of Illinois; Telstra Super Pty Ltd T Telstra S Sheme; The Bank Of N. Y. M. (Int) Ltd As T. Of I. E. M. E. I. F. UK; The Bank Of N. Y. M. (Inter) Ltd As T. Of B. E. M. A. A. F.; The Bank Of New York Mellon Emp Ben Collective Invest Fd Pla; The Board Of The Pension Protection Fund; The Board Of.A.C.E.R.S.Los Angeles, California; The Boeing Company Employee Savings Plans Master Trust; The Bunting Emerging Equity Te Limited Liability Company; The Bunting Family Emerging Equity Limited Liability Company; The Chicago Pub.School Teachers P. And Retirem F; The Emerging M.S. Of The Dfa I.T.Co.; The Emerging Markets Equity Fund, Ltd.; The Government Of His M The S And Y D-P Of Brunei Darussalam; The Incubation Fund, Ltd.; The Master T Bk Of Jpn, Ltd As T Of Nikko Br Eq Mother Fund; The Master Tr Bank Of Japan As Tr For Hsbc Brazil Mother Fd; The Master Trust Bank Of Jap, Ltd. As Tr. For Mtbj400045828; The Master Trust Bank Of Jap., Ltd. As Tr. For Mtbj400045829; The Master Trust Bank Of Japan, Ltd. As T. For Mtbj400045835; The Master Trust Bank Of Japan, Ltd. As Tr For Mutb400045792; The Master Trust Bank Of Japan, Ltd. As Trustee For

Mutb4000; The Master Trust Bank Of Japan, Ltd. Trustee Mutb400045794; The Nomura T And B Co Ltd Re I E S Index Msci E No Hed M Fun; The Pension Reserves Investment Manag.Board; The Regents Of The University Of California; The Seventh Swedish National Pension Fund - Ap7 Equity Fund; The State Teachers Retirement System Of Ohio; The Texas Education Agency; The United Nations Joints Staff Pension Fund; Threadneedle Investment Funds Icvc - Latin America; Three Mile Island Unit One Qualified Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity Fund; Tiaa-Cref Funds - Tiaa-Cref Emerging Markets Equity I F; Total International Ex U.S. I Master Port Of Master Inv Port; Trust Custody Services Bank, Ltd. Re: Diam Brics Equity Mf; Trust Custody Services Bank, Ltd. Re: Emerging E P M F; Trust And Cus Services Bank, Ltd. As Trt Hsbc Br New Mo Fd; TT Em M Eq F (The Fund), A Sub-Fund Of Tt I Fd Plc (The Co); TT Em Unconstrained Opportunities Fund Limited; TT Emerging Markets Opportunities Fund II Limited; TT Emerging Markets Opportunities Fund Limited; TT Emerging Markets Unc Fund A Sub Fund Of TT Int Funds Plc; UPS Group Trust; Utah State Retirement Systems; Valic Company II - International Opportunities Fund; Vanguard Emerging Markets Share Index Fund; Vanguard Emerging Markets Stock Index Fund; Vanguard ESG International; Vanguard Fiduciary Trt Company Instit T Intl Stk Mkt Index T; Vanguard Funds Public Limited Company; Vanguard Inv Funds Icvc-Vanguard Ftse Global All Cap Index F; Vanguard Investment Series Plc; Vanguard Total International Stock Index Fd, A Se Van S F; Vanguard Total World Stock Index Fund, A Series Of; Variable Insurance Products Fund II: International; Verdipapirfondet Klp Aksje Fremvoksende Markeder F; Verdipapirfondet Klp Aksje Fremvoksende Markeder Indeks I; Victorian Funds Man C A T F V E M T; Victorian Superannuation Fund; Victoryshares Usaa MSCI E. M. Value M. ETF; Virtus Glovista Emerging Markets ETF; Voya Emerging Markets High Dividend Equity Fund; Voya Emerging Markets Index Portfolio; Voya Multi-Manager Emerging Markets Equity Fund; Washington State Investment Board; Wellington Management Funds (Ireland) Plc; Wells Fargo Bk D Of T Establishing Inv F For E Benefit Tr; Wells Fargo Factor Enhanced Emerging Markets Portfolio; West Virginia Investment Management Board; Wisdomtree Emerg Mkts Quality Div Growth Fund; Wisdomtree Emerging Markets Consumer Growth Fund; Xtrackers; Xtrackers (IE) Public Limited Company; Xtrackers Msci Acwi Ex Usa Esg Leaders Equity ETF; Xtrackers MSCI Emerging Markets Esg Leaders Equity.

São Paulo, December 30, 2019.

Meeting Board:

___________________________ Isabela Maria Cadenassi Batista President	___________________________ Daniela Aranha de Araujo Secretary

ANNEX I

To the Minutes of the Extraordinary General Meeting held on December 30, 2019

This document is a free translation of the Estatuto Social of Companhia Brasileira de Distribuição. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation.

Consolidated Bylaws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Corporate Taxpayers’ Registry (CNPJ/ME) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15th, 1976 (“Law No. 6,404/76”) as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Novo Mercado, the Company~~,~~ and its shareholders, including controlling shareholders, officers and members of the Fiscal Council, when installed, will be subject to the provisions of B3’s Novo Mercado Regulations.

ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality.

First Paragraph – The Company may also engage in the following activities:

(a)            manufacturing, processing, handling, transformation, exporting, importing and representation of food or non-food products either on its own or through third parties;

(b)            international trade, including that involving coffee;

(c)            importing, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

(d)           sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Compounding Drugstore of each specialty;

(e)            sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(f)            sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

(g)            rental of any recorded media;

(h)            provision of photo, film and similar studio services;

(i)             execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(j)             acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(k)            provision of data processing services;

(l)             building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(m)          use of sanitary products and related products;

(n)            general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(o)            communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

(p)            purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

(q)            performance of studies, analysis, planning and markets research;

(r)             performance of market testing for the launching of new products, packaging and labels;

(s)            creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and of advertising;

(t)             provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;

(u)            lease and sublease of its own or third-party furnishings;

(v)            provision of management services;

(w)          representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature;

(x)            agency, brokerage or intermediation of coupons and tickets;

(y)            services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, payment forms, printed documents and documents in general;

(z)            provision of services in connection with parking lot, permanence and the safeguarding of vehicles;

(aa)          import of beverages, wines and vinegars;

(bb)         sale of seeds and seedlings;

(cc)          trade of telecommunications products; and

(dd)        import, distribution and trade of toys, metallic pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph – The Company may provide guarantees or collateral for business transactions in its interest, although it must not do so merely as a favor.

ARTICLE 3 – The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company’s capital is R$ 6,854,333,540.37 (six billion, eight hundred and fifty-four million, three hundred and thirty-three thousand, five hundred and forty reais and thirty-seven cents), fully subscribed and paid in, divided into 267,997,424 (two hundred and sixty-seven million, nine hundred and ninety-seven thousand, four hundred and twenty-four) common shares, all registered with no par value.

First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders’ Meetings.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission ("Comissão de Valores Mobiliários", or “CVM”).

Fourth Paragraph - The Company shall not issue preferred and founders' shares.

ARTICLE 5 – The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company By-laws, up to the limit of four hundred million (400,000,000) common shares.

First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders’ Meeting.

Second Paragraph – Within the limit of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 6 – The issuance of shares, subscription bonuses or debentures convertible into shares up to the limit of the authorized capital, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No.

6,404/76.

Sole Paragraph – Except for the provision set out in the caput of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 7 – The General Shareholders’ Meeting is the meeting of the shareholders, which shareholders may attend in person or by appointing and constituting their representatives under the provisions of the Law, in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Shareholders' Meeting shall be called, installed and chaired by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors or, in their absence, by an Officer appointed by the Chairman of the Board of Directors and shall have the following powers:

(I)             the amendment to the Company's By-laws;

(II)           the appointment and removal of members of the Company's Board of Directors at any time;

(III)         the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

(IV)         the approval, annually, of the accounts of management and financial statements prepared by the Company´s management;

(V)           the approval of any issuance of shares, bonuses, debentures convertible into its shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, without limiting the powers of the Board of Directors provided in Article 5 and Article 17(g);

(VI)         the approval of any appraisals of assets which the shareholders may contribute for the formation of the Company's capital;

(VII)       the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VIII)      the approval of any proposal for dissolution or liquidation of the Company, or for appointing or replacement of its liquidator(s);

(IX)         the approval of the accounts of the liquidator(s); and

(X)           the establishment of the global annual compensation of the members of the Board of Directors and of the Executive Board.

ARTICLE 9 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the majority of votes of the shareholders present at the General Shareholders’ Meeting, excluding all the blank votes, except as otherwise required by the exemptions set forth by law and applicable regulation.

ARTICLE 10 – The Annual General Shareholders’ Meeting shall have the powers set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently to the Annual General Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 11 – The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph – The investiture of the members of the Company’s management will be subject to the prior execution of an instrument of investiture which shall contemplate the arbitration clause provided for in Article 38.

Second Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Third Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 12 – The Board of Directors consists of at least seven (7) and no more than nine (9) members, elected and removed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

First Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, a General Shareholders’ Meeting shall be called in order to proceed with a new election.

Second Paragraph – Out of the members of the Board of Directors, at least two (2) members or twenty per cent (20%) of the members, whichever is higher, shall be Independent Directors, complying with the Novo Mercado Regulation, and the characterization of those appointed to the Board of Directors as Independent Directors must be deliberated at the General Shareholders’ Meeting that had elected them, provided that those members of the Board of Directors elected as set forth by Article 141, paragraphs 4 and 5 of Law No. 6,404/76, in the event of the existence of a controlling shareholder, shall be deemed as independent.

Third Paragraph –  When, as a result of complying with the percentage set forth above, such calculation gives a fractional number, this fractional number shall be rounded up.

ARTICLE 13 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the General Shareholders’ Meeting.

First Paragraph – The positions of Chairman of the Board of Directors and of Chief Executive Officer or main executive of the Company cannot be held by one and the same person.

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Shareholders’ Meeting for the appointment of a new Chairman, until its respective investiture.

Third Paragraph – In the event of vacancy or impediment of any of the Co-Vice-Chairman of the Board of Directors, such position shall remain vacant until the General Shareholders’ Meeting that decides on the appointment of a new Co-Vice-Chairman.

Fourth Paragraph – In the event of absence of the Chairman of the Board of Directors, the Board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 14 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless of the timeliness of the respective call notice in the case of attendance of all Directors in office at such time, or with the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, the number of members present shall include the members represented as authorized by these By-laws.

ARTICLE 15 – The Board of Directors meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in the fourth paragraph of Article ~~14~~13.

First Paragraph – The resolutions of the Board of Directors shall be taken by the majority of votes cast by its members. Board members may participate in the meetings of the Board of Directors through e-conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present at the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the substituted member.

ARTICLE 16 – The Board of Directors shall approve any modification of its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 17 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

(a)            set forth the general guidelines of the Company’s business;

(b)            approve or amend the annual operating plan of the Company;

(c)            appoint and remove the Executive Officers of the Company, establishing their duties and titles;

(d)           supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(e)            call the General Shareholders’ Meeting;

(f)            issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

(g)            approve the issuance of shares, bonuses, debentures convertible into its shares up to the limit of the authorized capital and establish the respective price and payment conditions;

(h)            appoint and remove the independent public accountants, observing the Audit Committee’s recommendation;

(i)             issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

(j)             authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury, observing the applicable regulation;

(k)            develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (a “Profit Sharing Program”);

(l)             define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting options to purchase shares of the Company’s stock shall be limited to fifteen per cent (15%) or less of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6,404/76;

(m)          set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders’ Meeting, provided that the limit established in item "l" above is duly observed;

(n)            set up Committees that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth each Committees’ respective powers, in accordance with the provisions of these By-laws;

(o)            approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(p)            approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA, as determined in the consolidated financial statements related to the preceding fiscal year;

(q)            approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(r)             give favorable or unfavorable opinions on any takeover bid the object of which is the shares issued by the Company, by means of a well-grounded prior opinion, as set forth by the Novo Mercado Regulation; and

(s)            the approval of any change in the Company's dividend policy.

First Paragraph – In case a resolution is to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the Company’s management, in the case of decisions set forth in General Shareholders’ Meetings or in any equivalent body of such companies, or the vote to be cast by the members elected or appointed by the Company to the corporate management bodies of such companies if the matter of such resolution refers to the items (o), (p) and (q) of this Article, with the parameters referred to therein being calculated in accordance with the latest annual balance sheet or quarterly financial statements of such companies.

Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II
Audit Committee and Other Management’s Auxiliary Bodies

ARTICLE 18 – The audit committee, an advisory body to the Company’s Board of Directors, shall have, at least, three (3) members, which shall have at least one (1) independent Director and at least one (1) whom must have recognized experience in business accounting matters.

First Paragraph – The same member of the Audit Committee may accumulate the qualifications referred in the caput.

Second Paragraph – The members of the Audit Committee, subject to the provisions established in Article 20 and in Chapter V of these By~~-~~laws, shall be elected by the Board of Directors and meet all the applicable independence requirements as set forth in the rules of the Brazilian Securities Commission and the Novo Mercado Listing Regulation of B3.

Third Paragraph – The activities of the coordinator of the Audit Committee are defined in its internal regulations, approved by the Board of Directors.

ARTICLE 19 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms, in accordance with the conditions set forth in the Audit Committee’s Internal Regulation.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)            death or resignation;

(b)            unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)            a substantiated decision of the Board of Directors.

Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph – The Audit Committee has the following duties, among other:

(a)            issue its opinion on the engagement or dismissal of the independent outside auditor;

(b)            review the management report and the financial statements, periodic financial statemens and quarterly financial information of the Company, and provide the recommendations it deems necessary to the Board of Directors;

(c)            oversee the activities of the Company’s internal auditing and internal control departments;

(d)            appraise and monitor the Company’s risk exposure;

(e)            appraise and monitor the Company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; and

(f)            have means to receive and treat information on noncompliance with the laws and regulations applicable to the Company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

ARTICLE 20 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 21 – The Board of Directors may constitute other Committees and decide their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the management of the Company.

Section III

Executive Board

ARTICLE 22 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers.

ARTICLE 23 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a)            in the event of absences and occasional impairments of the CEO, he shall be replaced by another Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s replacement within thirty (30) days, who shall complete the term of office of the CEO;

(b)            in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s replacement within thirty (30) days, who shall complete the term of office of the replaced Executive Officer.

ARTICLE 24 – The Executive Board shall meet upon call of the CEO or of half of the Executive Officers in office.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes of the Executive Officers present at the meeting. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 25 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i)             manage the Company’s business and ensure compliance with these By-laws;

(ii)            ensure that the Company’s purpose is duly performed;

(iii)          approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv)          prepare and submit to the Annual General Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

(v)            guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi)          suggest investment and operating plans or programs to the Board of Directors;

(vii)         authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii)        render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix)          develop and carry out, jointly with the Board of Directors, the Profit Sharing Program.

ARTICLE 26 – The Chief Executive Officer, in particular, is entitled to:

(a)            plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

(b)            carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

(c)            call and install the meetings of the Executive Board;

(d)           coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

(e)            suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 27 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors, and perform all acts necessary for the Company’s regular activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 28 – The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall have a validity term, except for powers-of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of the Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by two (2) Executive Officers, by two (2) attorneys-in-fact or by one (1) Executive Officer and one (1) attorney-in-fact of whom one must always be the CEO or an attorney-in-fact duly appointed by two (2) Executive Officers of whom one must be the CEO.

Third Paragraph – The Company shall be considered duly represented:

(a)            jointly by two Executive Officers;

(b)            jointly by one Executive Officer and one attorney-in-fact, duly appointed pursuant the provisions of these By-laws;

(c)            jointly by two attorneys-in-fact, duly appointed pursuant the provisions of these By-laws; or

(d)            solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power-of-attorney and in accordance with the powers contained therein.

CHAPTER V

FISCAL COUNCIL

ARTICLE 29 – The Company shall have a non-permanent Fiscal Council composed of three (3) members and equal number of alternates.

First Paragraph – The Fiscal Council shall only be installed at the shareholders’ request in accordance with the applicable legislation.

Second Paragraph – The Fiscal Council, if installed, shall approve its internal regulation, which shall provide for the general rules for its functioning, structure organization and activities.

Third Paragraph – The investiture of the members of the Fiscal Council will be subject to the prior execution of the instrument of investiture which shall contemplate the arbitration clause provided for in Article 38 below.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 31 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi-annual balance sheets.

CHAPTER VII

DESTINATION OF PROFITS

ARTICLE 32 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i)             from the profits of the fiscal year shall be deducted, before any allocation of net profits, the accumulated losses and the provision of the income tax;

(ii)            after deducting the portions described in item (i) above, the portion to be distributed in the form of employee and management profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits provided in items "k" and "l" of Article 17 herein;

(iii)          the remaining net profits shall have the following destination:

(a)         5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the capital stock;

(b)        amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

(c)         25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below;

(d)        the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6,404/76 shall be distributed as additional dividends.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a)            the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal years;

(b)            the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit of the fiscal year effectively realized pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c)            the profits registered in the reserve for profits to be realized, when realized and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be added to the first declared dividend after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item (iii) above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s capital stock.

Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph – The Company may elect to pay or credit interest as remuneration on its own capital, calculated on the accounts of its net worth, in due observance of the rate and limits determined by law.

ARTICLE 33 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII

LIQUIDATION

ARTICLE 34 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

SALE OF SHAREHOLDING CONTROL

ARTICLE 35 – The direct or indirect disposal of the power of control of the Company, whether through a single transaction or through continuous transactions, shall be contracted under the condition that the acquirer of control undertakes to perform a public tender offer for shares, having as subject matter shares issued by the Company held by other shareholders, subject to the terms and conditions provided by law and regulation in force and the Novo Mercado Regulation, in order to ensure treatment equal to the treatment provided to the seller.

CHAPTER X

ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 36 – Any person, shareholder or Group of Shareholders that acquires, whether through a single transaction or through a series of transactions (“Purchasing Shareholder”): (a) direct or indirect ownership of an amount superior than 25% (twenty five percent) of the total of the Company shares, excluding shares kept in treasury; or (b) of any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning an amount superior than 25% (twenty five percent) of the Company shares, excluding shares kept in treasury (“Significant Equity Interest”), shall undertake a tender offer to purchase up to the totality of the Company shares or to require registration with CVM and B3, as the case maybe, on the maximum deadline of 30 (thirty) days; The deadline shall begin on the date of the transaction that triggered the Significant Equity Interest and the tender offer, in addition to CVM’s and B3’s regulation, shall have the minimum requirements set forth in this article (“OPA”):

I. OPA shall be directed to all the Company shareholders and shall aim all the shares issued by the Company;

II. whichever is higher, the price of the OPA must not be less than: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Purchasing Shareholder during the 12 (twelve) months before the Purchasing Shareholder attained the Significant Equity Interest; and (iii) 125% of the weighted average unit price of the common shares issued by the Company during the period of 120 (one hundred twenty) trading sessions prior to the OPA; and

III. must be made in an auction to be held at B3.

Paragraph 1 – The pursuance of the OPA detailed in this article will not exclude the possibility of any other person, or shareholder to pursue a concurrent tender offer, as envisaged by the applicable regulation.

Paragraph 2 – The obligation set forth in Article 254-A of Law No. 6.404/76 and in Article 35 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

Paragraph 3 – The person, shareholder or Group of Shareholders must comply with any standard requests or requirements of CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

Paragraph 4 – The provision of this Article 36 will not be applicable if the person, shareholder or Group of Shareholders becomes the holder of shares in an amount superior than the Significant Equity Interest as a result of: (a) merger with another company or merger of shares of another company into the Company; (b) if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights; or, if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; and (c) in the event of public offerings (including restricted efforts ones).

Paragraph 5 – For calculation of the amount of the Significant Equity Interest, involuntary increases of equity interest resulting from cancelation of treasury stocks, repurchasing of shares by the Company or reduction of the corporate capital through the cancelation of shares shall not be accounted.

Paragraph 6 – For the purposes set forth herein, the following capitalized terms shall have the following meanings:

“Group of Shareholders” means a group of persons: (i) tied together by a voting agreement (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), knowing that the agreement can be direct, through controlled entities, controlling entities or companies under the same control;  (ii) between which there is some sort of control relation; (iii) under the same control; or (iv) which act under joint interests. Among the examples of persons representing the same interest is: (a) any person who is directly or indirectly holder of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of the respective other; and (b) two  persons who have a mutual investor that is holder, directly or indirectly, of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of any of the two persons. Any joint venture, investment fund, condominium, foundation, association, trust, consortium, securities portfolios, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad, will be considered part of the same Group of Shareholders if two or more persons are: (c) controlled or managed by the same legal person or by related parties of the same legal person; or (d) under the management of the same directors (or the majority of the directors is the same), considering that, in investment funds with the same directors, only will be considered as a Group of Shareholders the ones in which the decision about the exercise of voting rights in General Shareholders Meetings, in accordance with the respective bylaws, is made through discretionary power of the respective director.

“Economic Value” means the value of the Company and of its shares as may be determined by a financial institution of first class with transactions in Brazil using discounted cash flow method.

ARTICLE 37 – The OPA provisioned in Article 36 can be waived by the General Shareholders Meeting if the conditions set forth below are met.

Paragraph 1 – The General Shareholders Meeting must be opened at first convening with the attendance of shareholders that represent a minimum of 2/3 (two thirds) of the total shares traded in the market.

Paragraph 2 – If the quorum provisioned in Paragraph 1 above is not met, the General Shareholders Meeting can be opened at second convening with the attendance of any number of shareholders of shares traded in the market.

Paragraph 3 – The approval of the resolution for the waiver of the OPA must be approved by the majority of the shareholders of shares traded in the market, excluded the votes from the Purchasing Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 – The Company, its shareholders, managers, members of the Fiscal Council, effective or alternates, if any, undertake to solve by means of arbitration before the Chamber of Market Arbitration, in the manner of its regulation, any divergence which might arise among them, related to or arising from their condition of issuer, shareholders, managers and members of the Fiscal Council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Law No. 6,404/76, in the By-laws of the Company, in the regulation issued by the Brazilian National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

ARTICLE 39 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the closing sale exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 40 – The cases not regulated in these By-laws shall be solved in conformity with applicable legislation and regulation, including the Novo Mercado Regulation.

ANNEX II

To the Minutes of the Extraordinary General Meeting held on December 30, 2019

STOCK OPTION PLAN

THIS STOCK OPTION PLAN for Shares issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24, 2015, at the Extraordinary General Meeting held on April 25, 2019 and the Extraordinary General Meeting held on December 30, 2019 (“Plan”), provides for the general terms and grants the stock options for common shares issued by the Company under the terms of its By-laws and of Section 168, Paragraph 3, of Law No. 6404, dated December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1           PURPOSES

1.1        The Plan sets forth the terms under which the Company shall grant stock options to managers and employees, whose objectives are:

(i)          To attract and to hold bound to the Company (or, as the case may be, to any further company that make part of Grupo Pão de Açúcar) executive and personal highly skilled;

(ii)         To enable that Company’s or companies’ that make part of Grupo Pão de Açúcar managers and employees share in Company’s capital and assets increase resulting from their contribution thereto;

(iii)        To promote the successful accomplishment of the Company purposes; and

(iv)        To align the interests of Company’s managers and employees or of companies’ that make part of Grupo Pão de Açúcar with the shareholders of the Company, encouraging the performance of such professionals and ensuring their continuity at Grupo Pão de Açúcar’s management.

2           PARTICIPANTS

2.1        Employees and managers of the Company that are considered key-executives of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2        Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3           MANAGEMENT OF THE PLAN

3.1        The Plan shall be managed by the Company’s Board of Directors, which, upon due observance of the statutory limitations, created the Company's Human Resources and Compensation Committee to also assist it in managing this Plan (“Committee”).

3.2        The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3        Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

(a)         Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

(b)         Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

(c)         Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

(d)         Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

(e)         Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation;

(f)         Set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

(g)         Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

(h)         Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

(i)          Analyze special cases resulting from or related to this Plan; and

(j)          Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4        In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5        The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4           SHARES OF STOCK SUBJECT TO THIS PLAN

4.1        The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (2%) of the total of common shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonuses.

4.2        For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new common stock, within the limits of the authorized capital; or (b) sell common stock kept in treasury, subject to the regulation laid down by CVM.

4.3        The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4        Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, observed the restriction at item 6.5 herein, as well as any provision to the contrary set out by the Committee.

5           GRANTING THE OPTION

5.1        Each series of stock options granted shall be identified with letter “C” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter C1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2        Each stock option shall entitle the Participant to subscribe or acquire one (1) common share of stock issued by the Company.

5.3        The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution of a stock option agreement between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.4        The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.5        Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.6        For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in items 5.3 to 5.5 above (“Date of Granting”).

6           EXERCISING THE OPTIONS

6.1        The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Date of Granting and ending on the last day of the forty-second (42nd) month from the Date of Granting (“Exercise Period”).

6.2        Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”).

6.2.1               Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2               Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3        By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)       The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)      The date of delivery of the shares subject to exercise of the options to Participants, which shall take place upon approval of the capital increase arising from the exercise of the respective options, by the Board of Directors, within the authorized capital, pursuant to the Bylaws, upon receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)     The quantity of shares to be given to the Participant, in compliance with item 5.3. above; and

(iv)     The period in which the Participant shall pay the full price of the exercise, in national currency, by wire transfer to a bank account held by the Company, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares (“Payment Date”).

6.4        No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

6.5        Participants shall be prohibited, during the period of one hundred and eighty (180) days from the Payment Date, from directly or indirectly selling, exchanging, disposing of, transferring, conferring to another company’s capital, granting option or still, entering into any act or agreement that result or may result in the direct or indirect, gratuitous or otherwise disposal of all or any of the shares acquired through the exercise of the stock option within the ambit of the Plan.

7           OPTIONS EXERCISE PRICE

For each series of granting of options within the ambit of this Plan, the exercise price of each stock option shall correspond to 80% the average closing price of the trading of common shares issued by the Company throughout the previous twenty (20) trading sessions held at B3 S.A. – Brasil, Bolsa, Balcão before the date of call for the meeting of the Committee that resolves on the granting of the options of that series (“Exercise Price”).

8           END OF THE OPTION

8.1        Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)          Upon their full exercise, under item 6;

(ii)         Following the lapse of the effectiveness of the stock option;

(iii)        Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)        If the Company is dissolved, liquidated or is declared bankrupt; or

(v)         In the situations under item 9.2 herein.

9           END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1        In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2        If, at any time during effectiveness of the Plan, the Participant:

(i)          Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)         Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable), voluntarily being retired in the course of the employment contract, within fifteen (15) days from the date of dismissal, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)         Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his expedition of the inventory, of the judicial order or declaration of permanent incapacity, issued by the National Social Security Institute, the Participant’s lawful and qualified heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

9.3        In the event that the Participant is transferred from the Company to another company of Grupo Pão de Açúcar, the Participant may exercise within 180 (one hundred and eighty) days counted from the transfer date the number of options calculated pro rata temporis in relation to the Waiting Period. If the Participant does not exercise the above-mentioned term, all non-exercised options will be automatically extinguished, in full, regardless of prior notice or notification, and without the right to any indemnification.

10         EFFECTIVENESS OF THE PLAN

10.1      The Plan shall become effective as of the date of its approval by the Company´s Shareholders’ Meeting and shall remain in force for indeterminate term, considering, however, that it may be extinct, suspended or amended, at any time, by the Board of Directors´ proposal approved at Shareholders General Meeting.

11         GENERAL PROVISIONS

11.1      Amendment, Suspension and Extinction of the Plan. It is the responsibility of the General Meeting to modify, suspend or terminate this Plan, especially in the occurrence of factors that may cause a significant change in the economic scenario, which may jeopardize the Company's financial situation.

11.2      Assignment. The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.3      Corporate Restructuring. The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate restructuring transactions involving control transfer, transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) anticipation of the Exercise Period, with extinction of the Waiting Period, so as to ensure the inclusion of the corresponding shares into the transaction at issue.

11.4      Adjustments. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock splits, reverse stock splits, conversion of shares from a type or class into another or conversion of shares involving other securities issued by the Company the Committee shall make the corresponding adjustment to the number and class of the shares subject to the options granted and their respective exercise price, in order to avoid distortions in applying the Plan.

11.5      Non-Interference. No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.6      Adhesion. Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.7      Omission. Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.8      Prevalence of Plan Provisions. Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

11.9      Seat of Disputes. The district court of the City of São Paulo, State of São Paulo, is hereby elected, excluding any other, however privileged, to settle any disputes that may arise with respect to the Plan

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ANNEX III

To the Minutes of the Extraordinary General Meeting held on December 30, 2019

EQUITY COMPENSATION PLAN BASED ON STOCK OPTION FOR SHARES

ISSUED BY THE COMPANY

This Equity Compensation Plan based on Stock Option for Shares of Stock Issued by COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), duly approved by the Special Shareholders’ Meeting held on May 9, 2014, as amended and consolidated by approval at the Extraordinary General Meeting held on April 24, 2015, at the Extraordinary General Meeting held on April 25, 2019 and at Extraordinary General Meeting held on December 30, 2019 (“Plan”), provides for the general terms for granting common stock option for shares of stock issued by the Company under its By-laws and Section 168, Paragraph 3, of Law No. 6404, of December 15, 1976, as amended from time to time (“Brazilian Corporations Law”).

1           PURPOSES

1.1        The Plan sets forth the terms under which the Company shall grant stock options to its managers and employees, whose objectives are:

(i)             To attract and to hold bound to the Company (or to any further company that make part of Grupo Pão de Açucar, as applicable) executive and personal highly skilled;

(ii)            To enable that managers and employees share Company’s net equity and assets increase which resulted from their contribution thereto;

(iii)           To peromote the successful accomplishment of the Company purposes; and

(iv)           To align the interests of Company’s (or of any further companies’ that make part of Grupo Pão de Açucar, as applicable) managers and employees with those of the Company’s shareholders, by this means, encouraging the performance of such employees and ensuring his continuity at Grupo Pão de Açúcar’s management.

2           PARTICIPANTS

2.1        Employees and managers of the Company, it being understood that may participate the employees and managers of companies that make part of Grupo Pão de Açúcar, that are considered key-executives of the Company are eligible for taking part in the Plan (“Participant”), all of whom shall be subject to the approval of the Company’s Board of Directors or Committee (as defined below), as applicable.

2.2        Participation of Participants in this Plan does not interfere with his or her remuneration as an employee and/or manager of the Company, such as salary, fee, compensation for management services, benefit/perk, profit sharing and/or any other advantage or remuneration.

3           MANAGEMENT OF THE PLAN

3.1        The Plan shall be managed by the Company’s Board of Directors, which, upon due observance of the statutory limitations, created the Company's Human Resources and Compensation Committee to also assist it in managing this Plan (“Committee”).

3.2        The members of the Committee shall meet to grant the options concerning the series of the Plan and whenever needed, to decide on matters raised in respect herewith.

3.3        Upon due observance of the general terms of the Plan and the guidelines stipulated by the Shareholders’ Meeting and the Company’s Board of Directors, the Committee shall hold full powers to manage it and interpret it, by holding, among others, the necessary powers to:

a)     Resolve on the granting, prices, dates and the quantities granted in each series of the Plan, subject to item 4.1 herein.

b)     Resolve on the dates whereupon the options shall be granted, with powers to refrain from granting them whenever the Company’s interests so require;

c)     Take all the actions considered necessary and recommended for the management of the Plan, including those concerning the interpretation, detailing and adoption of the general rules herein stated;

d)     Cause the Company to take all the actions deemed necessary and recommended for the issuance of new shares of stock at the appropriate moment in each financial year, or for the sale of treasury shares, subject to the regulation laid down by the Brazilian Securities and Exchange Commission (“CVM”), in order to enable the exercise of the option granted hereunder;

e)     Select, amount the eligible persons, those who will take part in the Plan and to whom stock options will be granted, according to the duties and responsibilities found by the selection date, upon stipulation of all the conditions to the options to be granted, as well as the change of such conditions whenever necessary so as to cause the options to be compliant with any subsequent law, rule or regulation; set out the appropriate rules for granting options to each Participant, in order to establish and define objective criteria for the election of Participants;

f)      Approve the stock option agreement to be made between the Company and each Participant, especially as concerns the stipulation of the number of shares to be the object of the option and the conditions for being granted the right to exercise the options;

g)     Establish, with respect to each Participant, the alternatives, deadlines and conditions for the exercise of the stock option, the price and payment thereof, also with power to establish special conditions to the event of termination, different of those provided in item 9 of this Plan, applicable to extraordinary cases and since the resolution on such special conditions is reasonably justified;

h)     Analyze special cases resulting from or related to this Plan; and

i)      Clear any doubts as to the interpretation of the general rules set out in this Plan.

3.4        In the exercise of their respective functions, the Company’s Board of Directors and the Committee shall only be subject to the limits and time-periods stipulated by law, by CVM regulation and by this Plan, and it is hereby expressly stated that the Committee is authorized to treat differently some executives of the Company who find themselves in a similar situation, that is, it is not obliged, on the basis of any doctrine of equality or analogy, to extend to all of them those conditions it deems to apply only to one or some.

3.5        The resolutions of the Board of Directors and the Committee, as the case may be, are binding on the Company as regards all the matters connected with the Plan, provided that the terms hereof are duly observed.

4           SHARES OF STOCK SUBJECT TO THIS PLAN

4.1        The stock options granted under the terms of the Plan may grant rights to purchase applicable on a number of shares limited to two per cent (02%) of the total of common shares issued by the Company. The total number of shares issued or susceptible of issuance under the terms of the Plan shall always observe the Company’s authorized capital limit, as the case may be, and shall be subject to review by virtue of stock split, reverse stock split and bonus.

4.2        For purposes of complying with the exercise of the stock options granted under the terms of the Plan, the Company may, at the discretion of the Board of Directors: (a) issue new common stock, within the limits of the authorized capital; or (b) sell common stock kept in treasury, subject to the regulation laid down by CVM.

4.3        The Company’s shareholders shall not have preemptive rights upon the granting or exercising of the stock option under the Plan, in accordance with Section 171, Paragraph 3, of Brazilian Corporations Law.

4.4        Shares purchased by virtue of the exercise of the option under the Plan shall keep all the rights relative to their type, as well as any provision to the contrary set out by the Committee.

5           GRANTING THE OPTION

5.1        Each series of stock options granted shall be identified with letter “B” followed by a number. The first granting of stock options granting under this Plan shall be identified with letter B1 and the subsequent series shall be identified with letter C being followed by the subsequent number.

5.2        Each stock option shall entitle the Participant to subscribe or acquire one (1) common share of stock issued by the Company.

5.3        Company will promote the withholding of eventual taxes applicable under the terms of Brazilian Fiscal Law, deducting the number of shares given to the Participant an equivalent amount of the withheld taxes.

5.4        The granting of the stock options shall be made regardless of payment by the Participant and shall be formalized upon execution thereof between the Company and the Participant, and the agreement shall specify the total number of shares subject to the respective option, the deadline and the terms for the effective entitlement to exercise the option, the terms therefor, the price for the acquisition and the payment terms, upon observance of the provisions contained in the Plan (“Stock Option Agreement”).

5.5        The Stock Option Agreements shall be prepared individually to each Participant, and the Committee may establish specific terms and conditions for each Stock Option Agreement, without the need to apply any doctrine of equality or analogy between the Participants, even if they are found in similar or identical situations.

5.6        Execution of the Stock Option Agreement by the Participant shall imply his acceptance of all terms and conditions stated both therein and in this Plan, a copy of which shall be handed to the Participant upon execution of the Stock Option Agreement.

5.7        For purposes of this Plan, the date of resolution, by the Committee, of the series to be granted stock options shall be the date on which the options shall be considered granted to the respective Participants, provided that the Participant, even if at a date later than the date of resolution by the Committee, accepts to participate in the Plan upon formalizing the Stock Option Agreement under the terms stated in item items 5.4 to 5.6 above (“Granting Date”)).

6           EXERCISING THE OPTIONS

6.1        The options granted to a Participant shall not be exercisable for the period of thirty-six (36) months from the Date of Granting (“Waiting Period”), and may only be exercised, subject to the provisions of item 9, within the period starting on the first day of the thirty-seventieth (37th) month from the Granting Date and ending on the last day of the forty-second (42nd) month from the Granting Date (“Exercise Period”).

6.2        Participants wishing to exercise their stock options shall communicate the Company in writing, during the Exercise Period, their intent to so do, by mentioning the number of options they intend to exercise. Such communication shall follow the template of exercise statement attached to the respective Stock Option Agreement (“Option Exercise Statement”.

6.2.1     Participants may exercise their stock options in whole or in part, in one single payment or in installments, provided that for each exercise they send the relevant Option Exercise Statement during the Exercise Period.

6.2.2     Should the Participant fail to send to the Company the relevant Option Exercise Statement during the Exercise Period, the options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation in such respect.

6.3        By the 30th day of the month in which the Company receives the Option Exercise Statement, it shall inform to the respective Participant, in writing, as follows:

(i)          The full price of exercise to be paid, resulting from multiplying the Exercise Price (as defined below) by the number of options informed by the Participant in the Option Exercise Statement,

(ii)        The date of delivery of the shares subject to exercise of the options to Participants, which shall take place upon approval of the capital increase arising from the exercise of the respective options, by the Board of Directors, within the authorized capital, pursuant to the Bylaws, upon receipt of the Option Exercise Statement (“Date of Acquisition of Shares”);

(iii)       The quantity of shares to be given to the Participant, in compliance with item 5.4. above; and

(iv)       The period in which the Participant shall pay the full price of the exercise, in national currency, by payroll discount of the Participant, provided that the limit date shall always be the tenth (10th) day preceding the Date of Acquisition of Shares.

6.4        No Participant shall have any of the rights or privileges enjoyed by Company shareholders before the options are duly exercised and the corresponding shares are delivered to such Participant, under the terms of the Plan and respective Stock Option Agreement. No share shall be delivered to its owner as a result of the exercise of the option unless all of the statutory and regulatory requirements are fully complied with.

7           OPTIONS EXERCISE PRICE

7.1        The exercise price of each stock option, granted in connection with this plan, shall correspond to one cent of Real (R$0.01) (“Exercise Price”).

8           END OF THE OPTION

8.1        Without prejudice to any provision to the contrary provided for in the Plan, the options granted under the Plan shall cease to exist as of right, as well as their respective effects, in the following situations:

(i)          Upon their full exercise, under item 6;

(ii)        Following the lapse of the effectiveness of the stock option;

(iii)       Upon dissolution of the Stock Option Agreement, by mutual agreement between the Company and the Participant;

(iv)       If the Company is dissolved, liquidated or is declared bankrupt; or

(v)        In the situations under item 9.2 herein.

9           END OF RELATIONSHIP WITH THE COMPANY AND CONSEQUENCES THEREOF

9.1        In situations involving the end of relationship between the Participant and the Company by virtue of dismissal, either with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the Participant’s rights under the Plan may cease to exist or be modified, upon observance of the provision of item 9.2 below.

9.2        If, at any time during effectiveness of the Plan, the Participant:

(i)          Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), by means of dismissal without cause or removal from office without violation of his duties and functions as a manager, the Participant may exercise, within the period of ten (10) days from the date of dismissal, the number of options calculated on a pro rata temporis basis in relation to the Waiting Period. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(ii)        Is involuntarily dismissed from the Company (or from any further company that make part of Grupo Pão de Açúcar, as applicable), upon dismissal for cause, or removal from office following violation of his duties and functions as a manager, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iii)       Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable),voluntarily, by requesting dismissal from his job or by resigning from his manager office, all of the stock options already exercisable or yet to be exercisable under the relevant Stock Option Agreement, on the date of dismissal, shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation;

(iv)       Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable), voluntarily being retired in the course of the employment contract, within fifteen (15) days from the date of dismissal, the Participant may exercise all of his options under the Stock Option Agreement, including the stock option subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant fails to exercise his right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation; and

(v)        Ends its relationship with the Company (or with any further company that make part of Grupo Pão de Açúcar, as applicable) by virtue of death or permanent incapacity, within thirty (30) days from the date of his expedition of the inventory, of the judicial order or declaration of permanent incapacity, issued by the National Social Security Institute, the Participant’s lawful and qualified heirs and successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options subject to Waiting Period, upon due observance of the other provisions of item 6 hereof. If the Participant’s lawful heirs and successors fail to exercise their right within the period above, all the stock options not exercised shall automatically cease to exist, as of right, regardless of prior notice or communication, and without any right to compensation.

9.3        In the event that the Participant is transferred from the Company to another company of Grupo Pão de Açúcar, the Participant may exercise within 180 (one hundred and eighty) days counted from the transfer date the number of options calculated pro rata temporis in relation to the Waiting Period. If the Participant does not exercise the above-mentioned term, all non-exercised options will be automatically extinguished, in full, regardless of prior notice or notification, and without the right to any indemnification.

10.        EFFECTIVENESS OF THE PLAN

10.1      The Plan shall become effective as of the date of its approval by the Company´s Shareholders’ Meeting and shall remain in force for indeterminate term, considering, however, that it may be extinct, suspended or amended, at any time, by the Board of Directors´ proposal approved at Shareholders General Meeting.

11.        GENERAL PROVISIONS

11.1      Amendment, Suspension and Extinction of the Plan. It is the responsibility of the General Meeting to modify, suspend or terminate this Plan, especially in the occurrence of factors that may cause a significant change in the economic scenario, which may jeopardize the Company's financial situation.

11.2      Assignment. The exercise of the options granted hereunder are individual and non-transferable, in that the Participant may not assign, transfer or otherwise sell to any third parties the options, nor the rights and duties inherent thereto, except in the situations under item 9.2(v).

11.3      Corporate Restructuring. The granting of options under the Plan shall not cause the Company to be prevented from taking part in corporate restructuring transactions involving control transfer, transformation, merger, consolidation, split-up and absorption of shares. The Committee and the companies involved in such transactions may, at their discretion, determine, without prejudice to other actions they decide to take equitably: (a) replacing the shares subject to this stock option with shares, membership units or other securities issued by a company succeeding the Company; and/or (b) anticipation of the Exercise Period, with extinction of the Waiting Period, so as to ensure the inclusion of the corresponding shares into the transaction at issue.

11.4      Adjustments. Should the number, type and class of the shares existing on the date of approval of the Plan be altered as a result of bonuses, stock split, reverse stock split, conversion of shares from a given type or class into other securities issued by the Company, the Committee shall arrange for the due adjustment to be made to the number and class of shares subject to the options granted and to their respective exercise price, in order to avoid distortions upon application of the Plan.

11.5      Non-Interference. No provision of the Plan or stock option granted under the Plan shall confer to any Participant the right to remain in any position in the Company, nor shall it interfere, in any manner whatsoever, with the Company’s right, at any time and subject to any statutory and contractual conditions, to terminate the employee’s employment contract and/or to interrupt the term of office of the manager.

11.6      Adhesion. Each Participant shall expressly comply with the terms of the Plan, upon written statement, with no qualifications whatsoever, under the terms stipulated by the Committee.

11.7      Omission. Cases not provided for herein shall be governed by the Committee, following the advice of the Board of Directors, whenever the Committee deems fit.

11.8      Prevalence of Plan Provisions. Any option granted under the Plan shall be subject to all of the terms and conditions herein, which shall prevail in the event of conflict with any provisions of any agreement or document mentioned herein.

11.9      Seat of Disputes. The district court of the City of São Paulo, State of São Paulo, is hereby elected, excluding any other, however privileged, to settle any disputes that may arise with respect to the Plan.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 30, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.